# WELCOME



**Monroe Bancorp**

**Investor Presentation**

**Mark D. Bradford**

**President/CEO**

## Forward-looking Statement

This release contains forward-looking statements about the Company which we believe are within the meaning of the Private Securities Litigation Reform Act of 1995. This release contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of the Company. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include the words "believe," "expect," "anticipate," "intend," "plan," "estimate" or words of similar meaning, or future or conditional verbs such as "will," "would," "should," "could" or "may" or words of similar meaning. These forward-looking statements, by their nature, are subject to risks and uncertainties. There are a number of important factors that could cause future results to differ materially from historical performance and these forward-looking statements. Factors that might cause such a difference include, but are not limited to: (1) competitive pressures among depository institutions increase significantly; (2) changes in the interest rate environment reduce interest margins; (3) prepayment speeds, charge-offs and loan loss provisions; (4) general economic conditions, either national or in the markets in which the Company does business, are less favorable than expected; (5) legislative or regulatory changes adversely affect the business of the Company; and (6) changes in real estate values or the real estate markets. Further information on other factors which could affect the financial results of the Company are included in the Company's filings with the Securities and Exchange Commission.

# Banking Center and Loan Production Office Locations



**MONROE BANCORP**
NASDAQ Symbol: MROE



# Background Information

- Headquarters – Bloomington, Indiana/Monroe County
- Approximately 80% of Bank's business is in Monroe County
- 2006 Population – 122,613
- Population Growth 1990 to 2000 – 10.6%
- Home of Indiana University Bloomington
  - Employees – 7,000
  - 2006/2007 Enrollment – 38,263
- However, most of the Company's growth is occurring along the outer perimeter of Indianapolis.



# Monroe Bancorp Profile

**(Dollars in Thousands)**

|  | 12/31/05 | 12/31/06 | 12/31/07 | % Increase 2007 |
|---|---|---|---|---|
| Bancorp Assets | $713,060 | $   748,193 | $778,080 | 4.0% |
| Trust Assets | 237,026 | 271,766 | 353,668 | 30.1% |
| Investment Services Assets | 168,770 | 157,433 | 163,847 | 4.1% |
| Total | $1,118,856 | $1,177,392 | $1,295,595 | 10.0% |

- **12 Banking Centers**

- **1 Loan Production Office**

- **3 Retirement Community Locations**

# Monroe Bancorp Profile

- Focus on commercial real estate and business lending
- No direct exposure to subprime loans
- Investment portfolio is high quality and short duration
- Asset growth largely funded by local deposits
- Focus on fee income (e.g., wealth management, deposit services, investment sales, and mortgages originated for sale)
- Distinguish ourselves through service quality, community involvement, flexibility, and responsiveness

# Why invest in Monroe Bancorp?

- Bloomington-based operation provides a predictable and strong earnings stream.

- This earnings stream allows the Company to aggressively expand along the outer perimeter of Indianapolis.

**MONROE BANCORP**

NASDAQ Symbol: MROE

# Monroe Bancorp Stock

- December 31, 2007 Closing Price: $16.00
- Basic Earnings Per Share Last Twelve Months (LTM): $1.24
- Price Earnings Ratio (LTM): 12.90x
- 2007 Dividend Yield: 3.06%
- Book Value Per Share: $8.76
- Price/Book Value: 1.83x

**MONROE BANCORP**

NASDAQ Symbol: MROE

## Earnings Per Share (Basic)



**Compound Annual Growth Rate  13.4%**

# Financial Performance

## Return on Average Equity



**Consistently among the top five publicly traded financial institutions in Indiana (50 companies)**



## Credit Quality



| | 2003 | 2004 | 2005 | 2006 | 2007 |
|---|---|---|---|---|---|
| Allowance for loan losses as a % of ending loans | 1.19 | 1.09 | 1.07 | 1.10 | 1.14 |
| Non-performing loans as a % of ending loans/includes 90 days past due | 1.50 | 0.78 | 0.39 | 0.42 | 1.26 |
| Net charge-offs to average loans | 0.82 | 0.24 | 0.14 | 0.11 | 0.26 |

- Allowance for loan losses as a % of ending loans
- Non-performing loans as a % of ending loans/includes 90 days past due
- Net charge-offs to average loans

MONROE BANCORP

NASDAQ Symbol: MROE



# Financial Performance

## Total Deposits (Dollars in Millions)

| Year | Total Deposits |
|------|----------------|
| 2003 | $436.7 |
| 2004 | $483.5 |
| 2005 | $576.2 |
| 2006 | $589.3 |
| 2007 | $619.7 |

**Compound Annual Growth Rate 9.1%**

# Fee Income (Dollars in Thousands)



# Stock Valuation Versus Peers

# Comparative Financial Performance
## MROE – ROAE well above Peer – Price /Earnings well below Peer

| | Total Assets | LTM ROAE | Price/LTM EPS |
|---|---|---|---|
| Monroe Bancorp (MROE) | 755m | 15.28% | 12.5x |
| **Selected Peer Banks** | | | |
| Horizon (HBNC) | 1,259m | 12.29% | 8.7x |
| German American (GABC) | 1,136m | 9.95% | 15.1x |
| Home Federal (HOMF) | 909m | 8.94% | 13.5x |
| Community Bank Shares (CBIN) | 817m | 6.29% | 16.5x |
| SY Bancorp (SYBT) | 1,482m | 17.26% | 12.7x |
| Porter Bancorp (PBIB) | 1,456m | 12.39% | 10.1x |
| Bank of Kentucky (BKYF) | 1,233m | 12.62% | 12.7x |
| First Financial (FFKY) | 873m | 12.88% | 11.1x |
| Camco (CAFI) | 1,048m | 5.45% | 14.3x |
| LNB Bancorp (LNBB) | 1,019m | 6.37% | 20.1x |
| Farmers (FMNB) | 806m | 8.75% | 13.4x |
| Ohio Valley (OVBC) | 783m | 10.35% | 16.4x |
| First Citizens (FCZA) | 777m | 8.13% | 11.8x |
| Centrue (TRUE) | 1,363m | 8.25% | 12.1x |
| QCR Holdings (QCRH) | 1,477m | 7.70% | 14.0x |
| Princeton National (PNBC) | 1,081m | 10.29% | 12.3x |
| First Mid-Illinois (FMBH) | 1,021m | 13.18% | 15.6x |
| Averages (17 Banks) | 1,091m | 10.06% | 13.6x |

Information from 1/28/08 Stifel Nicolaus Regional Bank Summary

# Investment Performance



## 12/31/07 Compound Annual Growth Rate – 16.6%

Employee Stock Ownership Plan (ESOP) formed 12/31/85



# Shareholder Focus

**MONROE BANCORP**
NASDAQ Symbol: MROE

## Dividends Per Share

- 2003: $0.4455
- 2004: $0.4727
- 2005: $0.4745
- 2006: $0.4800
- 2007: $0.4900

**20 Consecutive Years of Dividend Increases**

**2007 Dividend Yield – 3.06% (based on 12/31/07 closing price)**

**MONROE BANCORP**
NASDAQ Symbol: MROE

## Expansion Plans

- Targeted Indianapolis Metropolitan Market
- 12th Largest City in the U.S.
- Metro Population of 1.6 million
- #10 on Forbes Top 100 Best Places for Business (2006)
- 3.9% unemployment rate (December 2007)
- Home of the Indianapolis Colts





# Expansion into Indianapolis Market

## Hendricks County Full Service Retail Strategy

- 2006 Population 131,204

- Percent Change 1990 to 2000 37.5% - 2nd in State

- Median Household Income in 2004 $63,058 – 2nd in State

- Monroe Bank Deposit Market Share as of June 30, 2007: 5.2% (8th)

- Convert Limited Service Locations to Full Service Banking Centers

|   | | Date Opened | Converted to Full Service |
|---|---|---|---|
| 1. | Brownsburg | 5/02 | 1/06 |
| 2. | Avon | 9/01 | 1/08 |
| 3. | Plainfield | 10/01 | 12/07 |

# Expansion into Indianapolis Market

## Brownsburg Banking Center

**(Dollars in Thousands)**

|  | 12/31/05 | 12/31/07 | % Change |
|---|---|---|---|
| Number of Checking Accounts | 114 | 649 | 469.3% |
| Average Balance of Checking Accounts | $640 | $3,071 | 379.8% |
| Monthly Average Deposit Balance | $25,995 | $57,575 | 121.5% |

# Expansion into Indianapolis Market

## Future Expansion – Hendricks County

- Plainfield full service banking center opened 12/07



**MONROE BANCORP**

NASDAQ Symbol: MROE

## Future Expansion – Hendricks County

- Avon full service Banking Center opened 1/08



# Expansion into Indianapolis Market

## Future Expansion – Hamilton County

- Noblesville Banking Center to open 8/08





# Expansion into Indianapolis Market

## Indianapolis Metropolitan Area Loan Growth

**(Dollars in Thousands)**

$180,000
$160,000
$140,000
$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
$0

| 2003 | 2004 | 2005 | 2006 | 2007 |
|------|------|------|------|------|
| $57,714 | $77,837 | $109,081 | $146,122 | $165,720 |

## Compound Annual Growth Rate – 30.2%

# Expansion into Indianapolis Market

## Indianapolis Metropolitan Area Consolidation

- 11/3/06 – Sky Financial completes merger with Union Federal Bank

- 7/1/07 – Huntington Bancshares completes merger with Sky Financial

- 7/9/07 – First Indiana announced its intent to merge with Marshall & Ilsey

  - 45.1% market premium over previous day

  - 22.1 x LTM earnings (MB – 12.90x)

  - Price if First Indiana P/E applied to Monroe $27.40

# Commitment to Customer Service

## Mystery Shopping

| Year | # Shops | Average Score |
|------|---------|---------------|
| 2003 | 1,331 | 92.6% |
| 2004 | 1,202 | 94.2% |
| 2005 | 1,164 | 94.5% |
| 2006 | 1,486 | 95.4% |
| 2007 | 1,747 | 95.7% |

**MONROE BANCORP**

NASDAQ Symbol: MROE

# Commitment to Customer Service

## Effective Use of Technology – Digital Deposit

- Most exciting product I have seen in my 17 years in banking
- Business customers take digital image of checks received
- Transmit online to bank
- Integrate easily into Accounts Receivable systems

# Commitment to Customer Service

## Effective Use of Technology – Digital Deposit

### Advantages

- Faster funds availability
- Eliminates trips to the bank
- Extends deposit window
- Reduced transportation/liability costs
- Finger tip access to more information

# Commitment to Customer Service

## Effective Use of Technology – Digital Deposit

### Successful Launch

- Launched product in December 2006

- Hosted four demonstrations

- Installed 37 machines for 54 customers

- Processed 4,845 items in January 2008

- Bank able to fulfill all of a customer's banking needs with no area branch locations

- Future focus

  – Non-customers

  – Indianapolis Market

  – Consumer Application

# Commitment to Customer Service

## Expanding Market Share – Monroe County
**(Dollars in Thousands)**

|  | 6/30/96 | 6/30/07 |
|---|---|---|
| **Monroe Bank** | | |
| Total Deposits | $225,593 | $453,648 |
| Market Share | 21.8% | 29.7% |
| Rank | Second | First |
|  | | |
| **Bank One/Chase** | | |
| Total Deposits | $310,014 | $303,743 |
| Market Share | 30.0% | 19.9% |
| Rank | First | Second |

# Why invest in Monroe Bancorp?

- Financial performance above Peer
- Stock valuation below Peer
- Shareholder focus
- Expansion along outer perimeter of Indianapolis
- Commitment to Customer Service